| financial statements according to international accounting standards | international financial reporting standards |

COMMERZBANK GROUP AS OF DECEMBER 31, 2004


05006770


SEC MAIL
RECEIVED
PROCESSING
MAR 15 2005
WASH., D.C.
202
SECTION

COMMERZBANK

ABRIDGED VERSION WITHOUT AUDIT OPINION

Consolidated financial statements as of December 31, 2004

Our consolidated financial statements as of December 31, 2004, were prepared in accordance with the directives 83/349/EEC (directive on consolidated financial statements) and 86/635/EEC (directive on annual accounts of banks) on the basis of the International Accounting Standards (IASs) or International Financial Reporting Standards (IFRSs), approved and published by the International Accounting Standards Board (IASB). Here, we make use of the exemption granted under Art. 292a, German Commercial Code – HGB from the need to prepare financial statements in accordance with German accounting principles.

The rules applied for accounting and measurement as well as extensive notes are presented in our annual report for the 2004 financial year. The annual report will be available as from March 21, 2005.

highlights of commerzbank group

	2004	2003
Income statement		
Operating profit (€ m)	1,043	559
Operating profit per share (€)	1.76	1.03
Pre-tax profit/loss (€ m)	828	–1,980
Net profit/loss (€ m)	393	–2,320
Net profit/loss per share (€)	0.66	–4.26
Operative return on equity (%)	10.2	4.9
Cost/income ratio in operating business (%)	70.4	73.3
Pre-tax return on equity (%)	8.1	–17.4

	31.12.2004	31.12.2003
Balance sheet		
Balance-sheet total (€ bn)	424.9	381.6
Risk-weighted assets according to BIS (€ bn)	139.7	140.8
Equity as shown in balance sheet (€ bn)	9.8	9.1
Own funds as shown in balance sheet (€ bn)	19.9	19.7
BIS capital ratios		
Core capital ratio, excluding market-risk position (%)	7.8	7.6
Core capital ratio, including market-risk position (%)	7.5	7.3
Own funds ratio (%)	12.6	13.0
Commerzbank share		
Number of shares issued (million units)	598.6	597.9
Share price (€, 1.1.–31.12.) high	16.49	17.58
low	12.65	5.33
Book value per share[1] (€)	18.53	17.37
Market capitalization (€ bn)	9.1	9.3
Staff		
Germany	25,417	25,426
Abroad	7,403	6,951
Total	32,820	32,377
Short/long-term rating		
Moody's Investors Service, New York	P-1/A2	P-1/A2
Standard & Poor's, New York	A-2/A-	A-2/A-
Fitch Ratings, London	F2/A-	F2/A-

1) excluding cash flow hedges

consolidated income statement

	Notes	1.1.–31.12.2004 € m	1.1.–31.12.2003 € m	Change in %
Net interest income	(1)	2,991	2,776	7.7
Provision for possible loan losses	(2)	–836	–1,084	–22.9
Net interest income after provisioning		2,155	1,692	27.4
Net commission income	(3)	2,250	2,136	5.3
Net result on hedge accounting		6	40	–85.0
Trading profit	(4)	539	737	–26.9
Net result on investments and securities portfolio (available for sale)	(5)	361	291	24.1
Operating expenses	(6)	4,461	4,511	–1.1
Other operating result	(7)	193	174	10.9
Operating profit		**1,043**	**559**	**86.6**
Regular amortization of goodwill		83	110	–24.5
Profit from ordinary activities before restructuring expenses and expenses arising from special factors		**960**	**449**	·
Restructuring expenses	(8)	132	104	26.9
Expenses arising from special factors	(9)	–	2,325	·
Profit from ordinary activities after restructuring expenses and expenses arising from special factors		**828**	**–1,980**	·
Extraordinary profit		–	–	–
Pre-tax profit		**828**	**–1,980**	·
Taxes on income		353	249	41.8
After-tax profit		**475**	**–2,229**	·
Profit/loss attributable to minority interests		–82	–91	–9.9
Net profit/loss for the year		**393**	**–2,320**	·

Appropriation of profit	**2004** € m	**2003** € m
Net profit/loss for the year	393	–2,320
Allocation to retained earnings/transfer from capital reserve	–243	2,320
Consolidated profit	**150**	**0**

The consolidated profit represents the distributable profit of Commerzbank Aktiengesellschaft. It will be proposed to the Annual General Meeting that a dividend of €0.25 per share be paid from the net profit for the year of Commerzbank Aktiengesellschaft. With 598.6m shares issued, this translates into a total dividend payout of €150m. Last year, no dividend payment was made.

Basic earnings per share	**2004** €	**2003** €
Earnings/loss per share	0.66	–4.26

The calculation of the profit/loss per share according to IAS/IFRS is based on the net profit/loss for the year, with minority interests not taken into consideration. No diluted loss per share was registered, since – as in the previous year – no conversion or option rights were outstanding.

Consolidated income statement (quarter-on-quarter comparison)

	4th quarter		3rd quarter	
€ m	**2004**	**2003**	**2004**	**2003**
Net interest income	750	663	718	662
Provision for possible loan losses	–185	–256	–199	–273
Net interest income after provisioning	565	407	519	389
Net commission income	570	591	526	509
Net result on hedge accounting	–1	3	14	12
Trading profit	103	121	–9	107
Net result on investments and securities portfolio	79	68	24	64
Operating expenses	1,151	1,113	1,078	1,078
Other operating result	9	15	35	98
Operating profit	**174**	**92**	**31**	**101**
Regular amortization of goodwill	22	21	20	29
Profit from ordinary activities before restructuring expenses and expenses arising from special factors	**152**	**71**	**11**	**72**
Restructuring expenses	–	–	132	–
Expenses arising from special factors	–	–	–	2,325
Profit from ordinary activities after restructuring expenses and expenses arising from special factors	**152**	**71**	**–121**	**–2,253**
Extraordinary profit	–	–	–	–
Pre-tax profit	**152**	**71**	**–121**	**–2,253**
Taxes on income	47	139	71	30
After-tax profit	**105**	**–68**	**–192**	**–2,283**
Profit/loss attributable to minority interests	–6	–20	–16	–22
Net profit/loss for the year	**99**	**–88**	**–208**	**–2,305**

Consolidated income statement (quarter-on-quarter comparison)

	2nd quarter		1st quarter	
€ m	**2004**	**2003**	**2004**	**2003**
Net interest income	805	746	718	705
Provision for possible loan losses	–214	–303	–238	–252
Net interest income after provisioning	591	443	480	453
Net commission income	557	516	597	520
Net result on hedge accounting	–11	15	4	10
Trading profit	131	278	314	231
Net result on investments and securities portfolio	181	54	77	105
Operating expenses	1,128	1,141	1,104	1,179
Other operating result	82	29	67	32
Operating profit	**403**	**194**	**435**	**172**
Regular amortization of goodwill	21	30	20	30
Profit from ordinary activities before restructuring expenses and expenses arising from special factors	**382**	**164**	**415**	**142**
Restructuring expenses	–	–	–	104
Expenses arising from special factors	–	–	–	–
Profit from ordinary activities after restructuring expenses and expenses arising from special factors	**382**	**164**	**415**	**38**
Extraordinary profit	–	–	–	–
Pre-tax profit	**382**	**164**	**415**	**38**
Taxes on income	107	78	128	2
After-tax profit	**275**	**86**	**287**	**36**
Profit/loss attributable to minority interests	–27	–16	–33	–33
Net profit/loss for the year	**248**	**70**	**254**	**3**

Consolidated income statement (breakdown, by quarter)

	Total	4th quarter	3rd quarter	2nd quarter	1st quarter
€ m	2004		2004		
Net interest income	2,991	750	718	805	718
Provision for possible loan losses	–836	–185	–199	–214	–238
Net interest income after provisioning	2,155	565	519	591	480
Net commission income	2,250	570	526	557	597
Net result on hedge accounting	6	–1	14	–11	4
Trading profit	539	103	–9	131	314
Net result on investments and securities portfolio	361	79	24	181	77
Operating expenses	4,461	1,151	1,078	1,128	1,104
Other operating result	193	9	35	82	67
Operating profit	**1,043**	**174**	**31**	**403**	**435**
Regular amortization of goodwill	83	22	20	21	20
Profit from ordinary activities before restructuring expenses and expenses arising from special factors	**960**	**152**	**11**	**382**	**415**
Restructuring expenses	132	–	132	–	–
Expenses arising from special factors	–	–	–	–	–
Profit from ordinary activities after restructuring expenses and expenses arising from special factors	**828**	**152**	**–121**	**382**	**415**
Extraordinary profit	–	–	–	–	–
Pre-tax profit	**828**	**152**	**–121**	**382**	**415**
Taxes on income	353	47	71	107	128
After-tax profit	**475**	**105**	**–192**	**275**	**287**
Profit/loss attributable to minority interests	–82	–6	–16	–27	–33
Net profit/loss for the year	**393**	**99**	**–208**	**248**	**254**

Consolidated income statement (breakdown, by quarter)

	Total	4th quarter	3rd quarter	2nd quarter	1st quarter
€ m	2003		2003		
Net interest income	2,776	663	662	746	705
Provision for possible loan losses	–1,084	–256	–273	–303	–252
Net interest income after provisioning	1,692	407	389	443	453
Net commission income	2,136	591	509	516	520
Net result on hedge accounting	40	3	12	15	10
Trading profit	737	121	107	278	231
Net result on investments and securities portfolio	291	68	64	54	105
Operating expenses	4,511	1,113	1,078	1,141	1,179
Other operating result	174	15	98	29	32
Operating profit	**559**	**92**	**101**	**194**	**172**
Regular amortization of goodwill	110	21	29	30	30
Profit from ordinary activities before restructuring expenses and expenses arising from special factors	**449**	**71**	**72**	**164**	**142**
Restructuring expenses	104	–	–	–	104
Expenses arising from special factors	2,325	–	2,325	–	–
Profit from ordinary activities after restructuring expenses and expenses arising from special factors	**–1,980**	**71**	**–2,253**	**164**	**38**
Extraordinary profit	–	–	–	–	–
Pre-tax profit	**–1,980**	**71**	**–2,253**	**164**	**38**
Taxes on income	249	139	30	78	2
After-tax profit	**–2,229**	**–68**	**–2,283**	**86**	**36**
Profit/loss attributable to minority interests	–91	–20	–22	–16	–33
Net profit/loss for the year	**–2,320**	**–88**	**–2,305**	**70**	**3**

consolidated balance sheet

Assets	Notes	**31.12.2004** €m	**31.12.2003** €m	Change in %
Cash reserve		4,888	7,429	–34.2
Claims on banks	(11, 13)	79,359	51,657	53.6
Claims on customers	(12, 13)	135,625	138,438	–2.0
Provision for possible loan losses	(14)	–5,305	–5,510	–3.7
Positive fair values from derivative hedging instruments		3,920	2,552	53.6
Assets held for dealing purposes	(15)	102,081	87,628	16.5
Investments and securities portfolio	(16)	94,207	87,842	7.2
Intangible assets	(17)	801	802	–0.1
Fixed assets	(18)	1,766	2,063	–14.4
Tax assets		5,811	6,038	–3.8
Other assets	(19)	1,726	2,646	–34.8
Total		**424,879**	**381,585**	**11.3**

Liabilities and equity	Notes	**31.12.2004** €m	**31.12.2003** €m	Change in %
Liabilities to banks	(20)	115,430	95,249	21.2
Liabilities to customers	(21)	105,064	100,000	5.1
Securitized liabilities	(22)	87,250	83,992	3.9
Negative fair values from derivative hedging instruments		8,653	5,932	45.9
Liabilities from dealing activities	(23)	80,006	67,014	19.4
Provisions	(24)	3,357	3,307	1.5
Tax liabilities		3,893	4,495	–13.4
Other liabilities	(25)	1,280	1,881	–32.0
Subordinated capital	(26)	8,876	9,411	–5.7
Minority interests		1,269	1,213	4.6
Equity of Commerzbank Group		9,801	9,091	7.8
Subscribed capital		1,546	1,545	0.1
Capital reserve		4,475	4,475	0.0
Retained earnings		3,433	3,286	4.5
Revaluation reserve		1,603	1,240	29.3
Measurement of cash flow hedges		–1,214	–1,236	–1.8
Reserve arising from currency translation		–192	–219	–12.3
Consolidated profit		150	0	·
Total		**424,879**	**381,585**	**11.3**

statement of changes in equity

The changes in the Commerzbank Group's equity were as follows:

€ m	Sub-scribed capital	Capital reserve	Retained earnings	Revalu-ation reserve	Valuation of cash flow hedges	Reserve from currency translation	Consoli-dated profit/loss	**Total**
Equity as of 1.1.2004	**1,545**	**4,475**	**3,286**	**1,240**	**–1,236**	**–219**	**0**	**9,091**
Issue of shares to employees	2	8						10
Consolidated profit							150	150
Allocation to retained earnings			243					243
Dividend payment								0
Net changes in revaluation reserve				363				363
Net changes arising from cash flow hedges					22			22
Change in treasury shares	–1	–8						–9
Changes in companies included in consolidation and other changes			–96			27		–69
Equity as of 31.12.2004	**1,546**	**4,475**	**3,433**	**1,603**	**–1,214**	**–192**	**150**	**9,801**

As of December 31, 2004, the subscribed capital of Commerzbank Aktiengesellschaft stood at €1,556m pursuant to the Bank's articles of association; it is divided into 598,586,929 no-par-value shares (notional value per share: €2.60). After the 4,103,289 treasury shares held by the Bank on December 31, 2004, are deducted, its subscribed capital amounts to €1,546m.

The Bank made use of the authorization resolved by the Annual General Meeting of May 12, 2004 to purchase its own shares for the purpose of securities trading, pursuant to Art. 71, (1), no. 7, German Stock Corporation Act – AktG. Gains and losses from trading in the Bank's own shares do not appear in the income statement.

No use was made in the 2004 financial year of the resolution of the Annual General Meeting of May 12, 2004, authorizing the Bank to repurchase its own shares pursuant to Art. 71, (1), no. 8, AktG, for purposes other than securities trading.

Other changes in retained earnings, the revaluation reserve and the valuation of cash flow hedges relate to changes in equity at associated companies which, in accordance with IAS 28, have to be shown on a pro-rata basis with no effect on the net profit.

Changes in minority interests

€ m	Minority interests	Revaluation reserve	Valuation of cash flow hedges	Reserve from currency translation	Gains/ losses	**Total**
Minority interests as of 1.1.2004	**978**	**313**	**–123**	**–46**	**91**	**1,213**
Capital increases	72					72
Allocation from profit/loss offsetting from net profit for the year	6				–6	0
Distributions					–85	–85
Profits/losses 2004					82	82
Net changes in revaluation reserve		53				53
Net changes arising from cash flow hedges			–74			–74
Changes in companies included in consolidation and other changes	–29			37		8
Minority interests as of 31.12.2004	**1,027**	**366**	**–197**	**–9**	**82**	**1,269**

Notes to the income statement

(1) Net interest income

	2004 € m	2003 € m	Change in %
Interest income from lending and money-market transactions and also from available-for-sale securities portfolio	10,904	11,396	–4.3
Dividends from securities	89	104	–14.4
Current result on investments, investments in associated companies and holdings in subsidiaries	223	176	26.7
Current income from leasing	136	91	49.5
Interest received	*11,352*	*11,767*	*–3.5*
Interest paid for subordinated capital and securitized and other liabilities	8,259	8,929	–7.5
Current expenses from leasing	102	62	64.5
Interest paid	*8,361*	*8,991*	*–7.0*
Total	**2,991**	**2,776**	**7.7**

(2) Provision for possible loan losses

	2004 € m	2003 € m	Change in %
Allocations	–1,282	–1,562	–17.9
Reversals of provisions	550	597	–7.9
Balance of direct write-downs and amounts received on written-down claims	–104	–119	–12.6
Total	**–836**	**–1,084**	**–22.9**

(3) Net commission income

	2004 € m	2003 € m	Change in %
Securities transactions	839	802	4.6
Asset management	576	509	13.2
Payments and foreign commercial business	426	388	9.8
Guarantees	142	134	6.0
Income from syndicated business	99	94	5.3
Sundry net commission income	168	209	–19.6
Total	**2,250**	**2,136**	**5.3**

Net commission income includes €337m (previous year: €369m) of commissions paid.

(4) Trading profit

	2004 € m	2003 € m	Change in %
Net result on proprietary trading	632	841	–24.9
Net result on the measurement of derivative financial instruments	–93	–104	–10.6
Total	**539**	**737**	**–26.9**

(5) Net result on investments and securities portfolio

	2004 € m	2003 € m	Change in %
Result on available-for-sale securities and claims not originated by the Bank	215	174	23.6
Result on disposals and measurement of investments, investments in associated companies and holdings in subsidiaries	146	117	24.8
Total	**361**	**291**	**24.1**

(6) Operating expenses

	2004 € m	2003 € m	Change in %
Personnel expenses	2,420	2,442	–0.9
Other expenses	1,639	1,594	2.8
Current depreciation on fixed assets and other intangible assets	402	475	–15.4
Total	**4,461**	**4,511**	**–1.1**

(7) Other operating result

	2004 € m	2003 € m	Change in %
Other operating income	503	582	–13.6
Other operating expenses	310	408	–24.0
Total	**193**	**174**	**10.9**

(8) Restructuring expenses

	2004 € m	2003 € m	Change in %
Expenses for restructuring measures introduced	132	104	26.9
Total	**132**	**104**	**26.9**

In autumn 2004, we resolved to restructure our investment-banking activities. In connection with various concrete individual measures, it was decided to reduce the non-customer-based business areas in particular. Restructuring expenses of €132m have been incurred for the ensuing staff reductions and the related non-personnel expenses.

In the 2003 financial year, the expenses related to the Bank's second cost-cutting offensive. As part of this project, procedures were streamlined and made more efficient by means of a series of concrete individual measures at both head office and various subsidiaries. In addition, it was resolved to discontinue various uneconomical activities.

(9) Expenses arising from special factors

	2004 € m	2003 € m	Change in %
Value adjustments to the financial assets and participations portfolio, including the costs of cancelling related funding	–	2,325	.
Total	**–**	**2,325**	**.**

The value adjustments in the previous year related to our portfolio of financial assets and participations following the outcome of an impairment test.

(10) Segment reporting

2004 financial year € m	Retail banking	Asset management	Corporate customers and institutions	Securities	Group Treasury	Mortgage banking	Others and consolidation	**Total**
Net interest income	1,121	–8	1,604	10	206	278	–220	2,991
Provision for possible loan losses	–213	–	–570	–2	–	–51	–	–836
Net interest income after provisioning	908	–8	1,034	8	206	227	–220	2,155
Net commission income	1,010	449	696	116	–1	–12	–8	2,250
Net result on hedge accounting	–	1	–	–	1	4	–	6
Trading profit	3	8	53	589	–4	–110	–	539
Net result on investments and securities portfolio	4	15	34	–6	27	147	140	361
Other operating result	30	23	98	–17	–	–6	65	193
Income, total	*1,955*	*488*	*1,915*	*690*	*229*	*250*	*–23*	*5,504*
Operating expenses	1,571	321	1,308	837	57	43	324	4,461
Operating profit	**384**	**167**	**607**	**–147**	**172**	**207**	**–347**	**1,043**
Regular amortization of goodwill	–	59	10	–	–	8	6	83
Restructuring expenses	–	–	–	132	–	–	–	132
Expenses arising from special factors	–	–	–	–	–	–	–	–
Pre-tax profit	**384**	**108**	**597**	**–279**	**172**	**199**	**–353**	**828**
Average equity tied up	**1,823**	**524**	**4,734**	**1,140**	**139**	**905**	**993**	**10,258**
Operative return on equity (%)	**21.1**	**31.9**	**12.8**	**–12.9**	**123.7**	**22.9**	**.**	**10.2**
Cost/income ratio in operating business (%)	**72.5**	**65.8**	**52.6**	**121.0**	**24.9**	**14.3**	**.**	**70.4**
Return on equity of pre-tax profit (%)	**21.1**	**20.6**	**12.6**	**–24.5**	**123.7**	**22.0**	**.**	**8.1**
Staff (average no.)	10,207	1,437	9,770	1,181	41	192	8,572	31,400

2003 financial year €m	Retail banking	Asset management	Corporate customers and institutions	Securities	Group Treasury	Mortgage banking	Others and consolidation	**Total**
Net interest income	1,075	–17	1,596	62	238	273	–451	2,776
Provision for possible loan losses	–159	–	–885	–	–	–40	–	–1,084
Net interest income after provisioning	916	–17	711	62	238	233	–451	1,692
Net commission income	911	436	726	96	–1	–12	–20	2,136
Net result on hedge accounting	–	1	–	–	–1	40	–	40
Trading profit	4	12	30	783	8	–127	27	737
Net result on investments and securities portfolio	5	12	55	10	32	142	35	291
Other operating result	13	–9	64	–16	–	–2	124	174
Income, total	*1,849*	*435*	*1,586*	*935*	*276*	*274*	*–285*	*5,070*
Operating expenses	1,591	345	1,231	932	56	32	324	4,511
Operating profit	**258**	**90**	**355**	**3**	**220**	**242**	**–609**	**559**
Regular amortization of goodwill	–	77	9	1	–	18	5	110
Restructuring expenses	–	8	25	34	–	–	37	104
Expenses arising from special factors	–	–	–	–	–	–	2,325	2,325
Pre-tax profit	**258**	**5**	**321**	**–32**	**220**	**224**	**–2,976**	**–1,980**
Average equity tied up	**1,804**	**639**	**5,154**	**995**	**108**	**888**	**1,769**	**11,357**
Operative return on equity (%)	**14.3**	**14.1**	**6.9**	**0.3**	**203.7**	**27.3**	·	**4.9**
Cost/income ratio in operating business (%)	**79.2**	**79.3**	**49.8**	**99.7**	**20.3**	**10.2**	·	**73.3**
Return on equity of pre-tax profit (%)	**14.3**	**0.8**	**6.2**	**–3.2**	**203.7**	**25.2**	·	**–17.4**
Staff (average no.)	10,726	1,598	9,335	1,374	42	156	9,667	32,898

Notes to the balance sheet

(11) Claims on banks

	31.12.2004	31.12.2003	Change
	€ m	€ m	in %
due on demand	20,876	16,973	23.0
other claims	58,483	34,684	68.6
with a remaining lifetime of			
less than three months	37,516	20,946	79.1
more than three months, but less than one year	13,123	6,956	88.7
more than one year, but less than five years	3,303	3,298	0.2
more than five years	4,541	3,484	30.3
Total	**79,359**	**51,657**	**53.6**
of which: reverse repos	35,436	20,880	69.7

(12) Claims on customers

	31.12.2004	31.12.2003	Change
	€ m	€ m	in %
with indefinite remaining lifetime	15,347	18,015	–14.8
other claims	120,278	120,423	–0.1
with a remaining lifetime of			
less than three months	26,224	24,731	6.0
more than three months, but less than one year	13,815	15,402	–10.3
more than one year, but less than five years	32,335	31,631	2.2
more than five years	47,904	48,659	–1.6
Total	**135,625**	**138,438**	**–2.0**
of which: reverse repos	10,744	7,746	38.7

(13) Total lending

	31.12.2004	31.12.2003	Change
	€ m	€ m	in %
Loans to banks[1]	13,344	10,759	24.0
Claims on customers[1]	124,881	130,692	–4.4
Bills discounted	311	338	–8.0
Claims not originated by the Bank[2]	22,024	22,918	–3.9
Total	**160,560**	**164,707**	**–2.5**

1) excluding reverse repos; 2) included in investments and securities portfolio.

(14) Provision for possible loan losses

Development of provisioning	**2004** € m	**2003** € m	Change in %
As of January 1	**5,854**	**5,705**	**2.6**
Allocations	1,282	1,562	–17.9
Deductions	1,451	1,296	12.0
Utilized	901	699	28.9
Reversals	550	597	–7.9
Changes in the list of consolidated companies	–	7	.
Exchange-rate changes/transfers	–7	–124	–94.4
As of December 31	**5,678**	**5,854**	**–3.0**

With direct write-downs and amounts received on written-down claims taken into consideration, the allocations and reversals have given rise to provision in the income statement of €836m for lending risks (previous year: €1,084m) (see Note 2).

Level of provisioning	**31.12.2004** € m	**31.12.2003** € m	Change in %
Specific valuation allowances	4,979	5,162	–3.5
Country valuation allowances	17	48	–64.6
Global valuation allowances	309	300	3.0
Provisioning for balance-sheet items	**5,305**	**5,510**	**–3.7**
Provisions in lending business	373	344	8.4
Total	**5,678**	**5,854**	**–3.0**

After conservatively valued security in an amount of €1,831m had been deducted, the value-adjusted claims producing neither interest nor income amounted to €4,463m (31.12.2003: €5,220m).

(15) Assets held for dealing purposes

	31.12.2004 € m	**31.12.2003** € m	Change in %
Bonds, notes and other fixed-income securities	20,137	19,099	5.4
Shares and other variable-yield securities	10,338	8,510	21.5
Promissory notes held for trading purposes	798	559	42.8
Positive fair values from derivative financial instruments	70,808	59,460	19.1
Total	**102,081**	**87,628**	**16.5**

(16) Investments and securities portfolio (available-for-sale financial assets)

	31.12.2004 € m	31.12.2003 € m	Change in %
Claims on banks and customers not originated by the Bank	22,024	22,918	–3.9
Bonds, notes and other fixed-income securities	64,310	56,311	14.2
Shares and other variable-yield securities	2,138	2,013	6.2
Investments	3,217	3,783	–15.0
Investments in associated companies	2,379	2,300	3.4
Holdings in subsidiaries	139	517	–73.1
Total	**94,207**	**87,842**	**7.2**

(17) Intangible assets

	31.12.2004 € m	31.12.2003 € m	Change in %
Goodwill	697	690	1.0
Other intangible assets	104	112	–7.1
Total	**801**	**802**	**–0.1**

(18) Fixed assets

	31.12.2004 € m	31.12.2003 € m	Change in %
Land and buildings	762	877	–13.1
Office furniture and equipment	859	1,010	–15.0
Leased equipment	145	176	–17.6
Total	**1,766**	**2,063**	**–14.4**

(19) Other assets

	31.12.2004 € m	31.12.2003 € m	Change in %
Collection items	211	385	–45.2
Precious metal portfolios	350	464	–24.6
Sundry assets (including deferred items)	1,165	1,797	–35.2
Total	**1,726**	**2,646**	**–34.8**

(20) Liabilities to banks

	31.12.2004 € m	31.12.2003 € m	Change in %
due on demand	17,808	17,441	2.1
with remaining lifetime of	97,622	77,808	25.5
less than three months	65,821	47,845	37.6
more than three months, but less than one year	14,271	13,031	9.5
more than one year, but less than five years	5,311	5,414	–1.9
more than five years	12,219	11,518	6.1
Total	**115,430**	**95,249**	**21.2**
of which: repos	36,695	19,111	92.0

(21) Liabilities to customers

	31.12.2004 € m	31.12.2003 € m	Change in %
Savings deposits	16,892	12,273	37.6
with agreed period of notice of			
three months	15,797	11,556	36.7
more than three months	1,095	717	52.7
Other liabilities to customers	88,172	87,727	0.5
due on demand	36,482	34,294	6.4
with agreed remaining lifetime of	51,690	53,433	–3.3
less than three months	39,593	41,184	–3.9
more than three months, but less than one year	2,870	3,029	–5.2
more than one year, but less than five years	2,843	2,702	5.2
more than five years	6,384	6,518	–2.1
Total	**105,064**	**100,000**	**5.1**
of which: repos	15,764	13,252	19.0

(22) Securitized liabilities

	31.12.2004 € m	31.12.2003 € m	Change in %
Bonds and notes outstanding	76,478	71,100	7.6
Money-market instruments outstanding	10,677	12,680	–15.8
Own acceptances and promissory notes outstanding	95	212	–55.2
Total	**87,250**	**83,992**	**3.9**

Remaining lifetimes of securitized liabilities	**31.12.2004**	**31.12.2003**	Change
	€ m	€ m	in %
due on demand	48	78	–38.5
with agreed remaining lifetime of	87,202	83,914	3.9
less than three months	16,733	18,025	–7.2
more than three months, but less than one year	15,643	13,194	18.6
more than one year, but less than five years	42,279	34,555	22.4
more than five years	12,547	18,140	–30.8
Total	**87,250**	**83,992**	**3.9**

(23) Liabilities from dealing activities

	31.12.2004	**31.12.2003**	Change
	€ m	€ m	in %
Currency-based transactions	9,204	11,761	–21.7
Interest-based transactions	60,886	43,058	41.4
Delivery commitments arising from short sales of securities	5,600	8,389	–33.2
Sundry transactions	4,316	3,806	13.4
Total	**80,006**	**67,014**	**19.4**

(24) Provisions

	31.12.2004	**31.12.2003**	Change
	€ m	€ m	in %
Provisions for pensions and similar commitments	1,495	1,432	4.4
Other provisions	1,862	1,875	–0.7
Total	**3,357**	**3,307**	**1.5**

The assets of €147m (previous year: €139m) invested in a pension fund were deducted in the 2004 financial year from the provisions for pensions and similar commitments.

(25) Other liabilities

Other liabilities of €1,280m (previous year: €1,881m) comprise obligations arising from invoices not yet received, deductions from salaries to be transferred and deferred liabilities.

The deferred interest expenses for subordinated capital and the measurement effects arising from hedge accounting (IAS 39) now appear as separate entries in Note 26.

(26) Subordinated capital

	31.12.2004 € m	31.12.2003 € m	Change in %
Subordinated liabilities	5,673	5,958	–4.8
Profit-sharing rights outstanding	2,111	2,423	–12.9
Deferred interest	273	295	–7.5
Measurement effects (IAS)	819	735	11.4
Total	**8,876**	**9,411**	**–5.7**

Other notes

(27) Risk-weighted assets and capital ratios as defined by the Basel capital accord (BIS)

	31.12.2004 € m	31.12.2003 € m	Change in %
Core capital (Tier I)			
Subscribed capital	1,546	1,545	0.1
Reserves, minority interests, treasury shares	8,938	8,724	2.5
Hybrid capital	–	–	–
Other	–	–12	.
Total	**10,484**	**10,257**	**2.2**
Supplementary capital (Tier II)			
Profit-sharing rights	2,073	2,341	–11.4
Reserves in securities (recognized at 45%)	623	477	30.6
Subordinated liabilities	4,214	4,810	–12.4
Other	229	240	–4.6
Total	**7,139**	**7,868**	**–9.3**
Tier III capital	–	125	.
Eligible own funds	**17,623**	**18,250**	**–3.4**

as of 31.12.2004	Capital charges in %						Total
€ m	100	50	25	20	10	4	
Balance-sheet business	89,855	6,787	–	11,253	–	–	107,895
Traditional off-balance-sheet business	3,776	15,474	84	755	286	55	20,430
Derivatives business in investment portfolio	–	2,467	–	4,115	–	–	6,582
Risk-weighted assets, total	**93,631**	**24,728**	**84**	**16,123**	**286**	**55**	**134,907**

Risk-weighted market-risk position multiplied by 12.5	4,838
Total items to be risk-weighted	139,745
Eligible own funds	17,623
Core capital ratio (excluding market-risk position)	7.8
Core capital ratio (including market-risk position)	7.5
Own funds ratio (including market-risk position)	12.6

as of 31.12.2003	Capital charges in %						Total
€ m	100	50	25	20	10	4	
Balance-sheet business	91,455	5,709	–	11,020	–	–	108,184
Traditional off-balance-sheet business	4,748	14,946	11	571	344	47	20,667
Derivatives business in investment portfolio	–	2,578	–	4,400	–	–	6,978
Risk-weighted assets, total	**96,203**	**23,233**	**11**	**15,991**	**344**	**47**	**135,829**

Risk-weighted market-risk position multiplied by 12.5	5,000
Total items to be risk-weighted	140,829
Eligible own funds	18,250
Core capital ratio (excluding market-risk position)	7.6
Core capital ratio (including market-risk position)	7.3
Own funds ratio (including market-risk position)	13.0

(28) Liquidity ratio

The liquidity ratio of Commerzbank AG pursuant to Principle II was 1.14 at end-December 2004 (31.12.2003: 1.12). This was 14% higher than the minimum level of 1.00. The surplus liquidity in accordance with Principle II in the time band with a remaining lifetime of one month amounted to €18.5bn (31.12.2003: €14.6bn).

(29) Off-balance-sheet commitments

	31.12.2004	31.12.2003
	€ m	€ m
Contingent liabilities	24,541	26,404
from rediscounted bills of exchange credited to borrowers	2	3
from guarantees and indemnity agreements	24,539	26,401
Irrevocable lending commitments	36,977	39,136
Other commitments	11	28

Provisioning for off-balance-sheet commitments has been deducted from the respective items.

(30) Derivative transactions

Derivative transactions (investment and trading books) involved the following nominal amounts and fair values:

31.12.2004	Nominal amount, by remaining lifetime			Fair values	
€ m	less than one year	more than one year, but under five years	more than five years	positive	negative
Foreign currency-based forward transactions	268,952	119,264	61,901	9,578	9,878
Interest-based forward transactions	1,398,880	1,244,024	1,022,452	61,408	68,737
Other forward transactions	71,369	154,369	10,992	3,742	4,444
Total	**1,739,201**	**1,517,657**	**1,095,345**	**74,728**	**83,059**
of which: traded on a stock exchange	*159,740*	*16,679*	*8,432*		

31.12.2003	Nominal amount, by remaining lifetime			Fair values	
€ m	less than one year	more than one year, but under five years	more than five years	positive	negative
Foreign currency-based forward transactions	326,289	106,675	55,896	11,228	12,598
Interest-based forward transactions	1,185,772	1,006,813	800,339	46,456	47,539
Other forward transactions	52,437	120,171	11,730	4,328	4,420
Total	**1,564,498**	**1,233,659**	**867,965**	**62,012**	**64,557**
of which: traded on a stock exchange	*194,644*	*11,367*	*8,666*		

(31) Market risk arising from trading activities

The market risk arising from trading activities shows the values-at-risk in accordance with Principle I (99% confidence interval, 10-day holding period) of the Commerzbank Group and also of its individual business lines, calculated using Commerzbank's internal market-risk model. For calculating and managing market risk, historical simulation is used as the value-at-risk model.

Portfolio	31.12.2004	31.12.2003
	€ m	€ m
Commerzbank Group	**54.7**	**66.8**
Corporates & Markets (Securities)	50.7	57.7
Treasury	12.4	16.8

(32) Fair value of financial instruments

	Fair value		Book value		Difference	
€ bn	**31.12.2004**	**31.12.2003**	**31.12.2004**	**31.12.2003**	**31.12.2004**	**31.12.2003**
Assets						
Cash reserve	4.9	7.4	4.9	7.4	–	–
Claims on banks	79.4	51.7	79.4	51.7	–	–
Claims on customers	138.0	140.4	135.6	138.4	2.4	2.0
Hedging instruments	3.9	2.6	3.9	2.6	–	–
Assets held for dealing purposes	102.1	87.6	102.1	87.6	–	–
Investments and securities portfolio	94.2	87.9	94.2	87.9	–	–
Liabilities						
Liabilities to banks	115.4	95.2	115.4	95.2	–	–
Liabilities to customers	105.2	100.1	105.1	100.0	0.1	0.1
Securitized liabilities	87.8	84.4	87.3	84.0	0.5	0.4
Hedging instruments	8.7	5.9	8.7	5.9	–	–
Liabilities from dealing activities	80.0	67.0	80.0	67.0	–	–
Subordinated capital	8.9	9.3	8.9	9.4	–	–0.1

In net terms, the difference between the book value and fair value, which can be seen as unrealized appreciation, amounted for all items to €1.8bn as of December 31, 2004 (31.12.2003: €1.6bn). For covering these items, cash flow hedges are used for the most part. As of December 31, 2004, the measurement of cash flow hedges yielded a figure of -€1.2bn (31.12.2003: -€1.2bn). As of both December 31, 2004 and December 31, 2003, the unrealized appreciation in interest-bearing assets and liabilities exceeded the negative valuation of the cash flow hedges.

Boards of Commerzbank Aktiengesellschaft

Supervisory Board

Dr. Walter Seipp
Honorary Chairman

Dr. h.c. Martin Kohlhaussen
Chairman

Uwe Tschäge*)
Deputy Chairman

Hans-Hermann Altenschmidt*)

Dott. Sergio Balbinot

Herbert Bludau-Hoffmann*)

Astrid Evers*)

Uwe Foullong*)

Daniel Hampel*)

Dr.-Ing. Otto Happel

Dr. jur. Heiner Hasford

Sonja Kasischke*)

Wolfgang Kirsch*)

Werner Malkhoff*)

Klaus Müller-Gebel

Dr. Sabine Reiner*)

Dr. Erhard Schipporeit

Prof. Dr.-Ing. Dr. h.c. Ekkehard Schulz

Prof. Dr. Jürgen F. Strube

Dr. Klaus Sturany

Dr.-Ing. E.h. Heinrich Weiss

Board of Managing Directors

Klaus-Peter Müller
Chairman

Martin Blessing

Mehmet Dalman
until September 30, 2004

Wolfgang Hartmann

Dr. Achim Kassow
since November 10, 2004

Andreas de Maizière

Klaus M. Patig

Dr. Eric Strutz
since April 1, 2004

Nicholas Teller

*) elected by the Bank's employees